UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 001-365578
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
ADVANCED DRAINAGE SYSTEMS, INC. RETIREMENT AND STOCK OWNERSHIP PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ADVANCED DRAINAGE SYSTEMS, INC.
4640 Trueman Boulevard
Hilliard, Ohio 43026

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
The following exhibits are being filed herewith:

Exhibit No	Description
23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee, Plan Administrator and Participants of Advanced Drainage Systems, Inc. Retirement and Stock Ownership Plan
Hilliard, Ohio
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Advanced Drainage Systems, Inc. Retirement and Stock Ownership Plan (the “Plan”) as of March 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended March 31, 2024 and 2023, and the related notes and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended March 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of March 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GBQ PARTNERS LLC
We have served as the Plan’s auditor since 2006.
Columbus, Ohio
September 16, 2024

ADVANCED DRAINAGE SYSTEMS, INC. RETIREMENT AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of March 31,
(Amounts in thousands)	2024	2023
Cash and cash equivalents	$15	$—
Investments, at fair value:
Advanced Drainage Systems, Inc. Stock Fund	1,063,815	707,344
Mutual Funds	441,708	261,202
Stable Value Fund	40,458	46,806
Total investments	1,545,981	1,015,352
Employee contributions receivable	135	—
Employer contribution receivable	66	—
Net Assets Available for Benefits	$1,546,197	$1,015,352
See accompanying notes to financial statements

ADVANCED DRAINAGE SYSTEMS, INC. RETIREMENT AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Fiscal year ended
(Amounts in thousands)	March 31, 2024	March 31, 2023
Additions to Net Assets:
Contributions:
Rollover	$3,300	$3,676
Participant	25,399	22,882
Employer	8,395	3,934
Total contributions	37,094	30,492
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	702,685	(205,515)
Interest and dividends	11,552	7,903
Net investment income (loss)	714,237	(197,612)
Transfer from Advanced Drainage Systems, Inc. Employee Stock Ownership Plan	—	1,335,907
Total additions	751,331	1,168,787

Deductions from Net Assets:
Benefit payments	219,851	318,282
Administrative expenses	635	696
Total deductions	220,486	318,978
Increase in Net Assets	530,845	849,809
Net Assets Available for Benefits - beginning of period	1,015,352	165,543
Net Assets Available for Benefits - end of period	$1,546,197	$1,015,352
See accompanying notes to financial statements.

ADVANCED DRAINAGE SYSTEMS, INC. RETIREMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF THE PLAN

The following description of the Advanced Drainage Systems, Inc. Retirement and Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Plan’s Summary Plan Description for a complete description of the Plan’s provisions.

General - The Plan is a tax-qualified defined contribution retirement plan that benefits substantially all employees of Advanced Drainage Systems, Inc. (the “Company” or “ADS”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). The Company is the Plan’s sponsor and administrator under ERISA. The day-to-day operation of the Plan is handled by a three member Retirement Plan Committee appointed by the Board of Directors of the Company, and its delegates. Prior to April 1, 2022, the Company sponsored two separate tax-qualified defined contribution retirement plans (i) the Advanced Drainage Systems, Inc. Employee Stock Ownership Plan (the “ESOP”), and (ii) the Advanced Drainage Systems Retirement Plan, formerly named the Advanced Drainage Systems, Inc. Profit Sharing Retirement Plan (the “401(k) Plan”). Effective April 1, 2022, pursuant to resolutions of the Company’s Board of Directors, the ESOP was merged into and with the 401(k) Plan, with the Plan thereafter having two separate components namely, an ESOP component (that qualifies as an “employee stock ownership plan” as defined in Internal Revenue Code (“Code”) Section 4975(e)(7)), and a 401(k) component (that complies with the cash or deferred arrangement requirements of Internal Revenue Code Section 401(k)).

As part of this merger each participant's and beneficiary's total account balance under the Plan was at least equal to the total account balance he or she had under the ESOP and 401(k) Plan immediately prior to the April 1, 2022 plan merger. Between April 1, 2022 and June 6, 2022, all assets of the ADS ESOP were held in two separate trusts; and on June 6, 2022, the Plan’s assets were combined into a single trust of the Plan with Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company as the trustee.

All references to a time period prior to April 1, 2022 refer to the ESOP and the 401(k) Plan; and all references to a time period after April 1, 2022 refer to the Plan.

Contributions - The Plan provides for pre-tax deferral contributions by the participants through payroll deductions subject to certain limitations of Section 401(k) of the Code. Participants may also make after-tax Roth elective deferral contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contribution amounts representing eligible rollover distributions from other employers’ tax-qualified retirement plans.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. All eligible employees are automatically enrolled at a pre-tax deferral contribution rate of three percent of eligible compensation, unless the employee elects otherwise. Employees may elect to automatically increase their contribution on an annual basis. All auto-enrollment employee contributions are invested in a designated target date fund based on the participant’s age until changed by the participant.

For the plan year ended March 31, 2024 (“2024 Plan year”), and plan year ended March 31, 2023 (“2023 Plan year”), the Company matched 100% of the first three percent deferred by the employee and then 50% of the next two percent of eligible compensation deferred by the employee.

The Plan also provides for an annual discretionary contribution by the Company. Participants direct the investment of their contributions into the various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust fund and an employer common stock fund as investment options for participants.

Eligibility - Eligible employees of the Company and its participating subsidiaries (i.e., not a union employee, leased employee, Puerto Rico employee, or an independent contractor) are eligible to participate in the profit sharing component of the Plan on the first day of the month which coincides with or next follows the date the Plan’s entry requirements are satisfied. The entry requirements for eligible employees are (i) the employee must be at least 18 years old, (ii) must be credited with 30 days of service, and (iii) must be employed on the entry date.

Participant Accounts - Each participant’s Plan account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and losses based upon the performance of the Plan’s investment funds in which their Plan accounts are invested, and charged with an allocation of administrative expenses. Cash dividends on shares of Company Class A Common Stock allocated to participants’ Plan accounts under the ESOP portion of the Plan are passed through to such participants. Participants provide voting directions with respect to the investment funds in which their Plan accounts are invested including, without limitation, voting directions with respect to shares of Company Class A Common Stock allocated to their Plan accounts under the Plan’s ESOP portion’s employer stock fund.

Vesting - Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. For purposes of matching Company contributions of Plan accounts, vesting is based on the following vesting schedule:

Years of Service	Vesting Percentage
Less than 2	0%
2 or greater	100%
For purposes of discretionary Company contribution portions of Plan accounts, and the ESOP portion of Plan accounts, vesting is based on the following vesting schedule:

Years of Service	Vesting Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Distribution of Plan Accounts - Participants receive the amount credited to their vested Plan accounts upon retirement, disability, death or termination of employment. Participants are also eligible to receive hardship distributions of a portion of their vested Plan accounts, and participants who have attained age 59 and 1/2 may receive all or a portion of his or her account based on the vesting schedule. Distributions are paid to participants or their beneficiaries in a lump sum.
Forfeited Accounts - Forfeitures of participants’ unvested accounts are used to pay plan expenses or to offset Company contributions. At March 31, 2024 and 2023, forfeited non-vested accounts totaled approximately $0.4 million and $6.5 million, respectively. During 2024 and 2023, forfeitures of approximately $6.0 million and $10.0 million, respectively, were used to offset Company contributions and approximately $0.1 million and $0.1 million, respectively was used to pay administrative expenses. Subsequent to March 31, 2024, the Plan sponsor used approximately $0.4 million in forfeitures to reduce the 2024 true-up and discretionary Company contributions due to the Plan as of March 31, 2024, the plan year end.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are reported at fair value. Fair value is a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For additional disclosure regarding fair value of investments, see the Fair Value Measurements footnote herein.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Administrative Expenses - During the 2024 and 2023 plan years, the Plan Sponsor paid Plan administrative costs of $0.3 million and less than $0.1 million, respectively, and the Plan paid its remaining administrative expenses including audit, consulting, trustee and recordkeeping fees of approximately $0.6 million and $0.7 million, respectively.
Payment of Benefits - Benefits are recorded when paid.
3.    EMPLOYER STOCK FUND
Participants can elect to invest in the Plan’s employer stock fund consisting of Company Class A Common Stock. The Plan’s employer stock fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Participants may not allocate more than 20% of their future contributions to the employer stock fund, and may not elect to invest their Plan accounts in the Plan’s employer stock fund at any time a participant’s Plan account exceeds 20% of the value of the participant’s total assets allocated to his or her Plan account.
4.    FAIR VALUE MEASUREMENTS
GAAP established a fair value hierarchy that prioritizes the inputs to measure the fair value of the assets or liabilities being measured. Fair value is defined as the exchange value that would be received on the measurement date to sell an asset or to value the amount paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. The three levels of the fair value hierarchy are as follows:

Level 1:	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 1 inputs provide the most reliable measure of fair value as of the measurement date.

Level 2:	Inputs are based on significant observable inputs, including unadjusted quoted market prices for similar assets and liabilities in active markets, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3:	Inputs are significant and unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2024 or 2023.

•Mutual Funds and ADS Common Stock: Valued at the net asset value of shares held by the Plan at year-end.
•Common Collective Trust Fund: Valued at the net asset value (“NAV”) provided by the administrator of the fund. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit, which is determined daily. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. For these funds, there are no unfunded commitments, redemption restrictions and participants can transact daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2024 and 2023. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.
Assets at Fair Value as of March 31, 2024:

(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
Mutual Funds	$441,708	$—	$—	$441,708
ADS Common Stock	1,063,815	—	—	1,063,815
Total investments in the fair value hierarchy	1,505,523	—	—	1,505,523
Common collective trust fund measured at net asset value[1]	—	—	—	40,458
Total assets at fair value	$1,505,523	$—	$—	$1,545,981
Assets at Fair Value as of March 31, 2023:

(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
Mutual Funds	$261,202	$—	$—	$261,202
ADS Common Stock	707,344	—	—	707,344
Total investments in the fair value hierarchy	968,546	—	—	968,546
Common collective trust fund measured at net asset value[1]	—	—	—	46,806
Total assets at fair value	$968,546	$—	$—	$1,015,352
1.    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
5.    PARTY-IN-INTEREST TRANSACTIONS
Principal Trust Company is the Plan’s trustee and its affiliate, Principal Finance Group, is the Plan’s recordkeeper. The Plan has a common collective trust with Principal Trust Company, and, therefore, this transaction qualifies as a party-in-interest transaction. In 2024 and 2023, the Plan also used various accounting and consulting firms to assist with Plan compliance and administration. Fees paid to parties in interest totaled approximately $0.6 million and $0.7 million, respectively, for the 2024 and 2023 Plan year.
6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such a change could materially affect participants’ account balances and the amounts reported in the accompanying 2024 statement of net assets available for benefits.

7.    INCOME TAX STATUS
The Company has adopted a Principal Financial Group ESOP/KSOP Pre-Approved Plan document as the Plan’s amended and restated document effective April 1, 2022, which is a volume submitter document with respect to which Principal Financial Group received a favorable opinion letter from the Internal Revenue Service (“IRS”) that such Plan document complied with the applicable tax-qualification requirements of the Code. Principal Financial Group has advised the Company that the Plan’s document is covered by the IRS opinion letter issued to Principal Financial Group and that the Plan is currently being administered in compliance with the applicable requirements of the Code and in compliance with the provisions of the Plan.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taking jurisdictions; however there are currently no audits for any tax periods in process.
8.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, participants become 100% vested in their unvested Plan accounts. Distributions can be made in cash or securities. All non-cash distributions will be valued at fair market value at the date of distribution.
9.    SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through the date of the Independent Auditor’s Report, the date the financial statements were available to be issued.

ADVANCED DRAINAGE SYSTEMS, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN
EIN 51-0105665 - PLAN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
March 31, 2024
Amounts in Thousands

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value (c)	Current Value (e)
	Advanced Drainage Systems, Inc.	Advanced Drainage Systems, Inc.	$1,063,815
	Fidelity Management & Research	Fidelity 500 Index Fund	72,130
	Vanguard Group	Vanguard Target Retirement 2030 Investment Fund	63,295
	Vanguard Group	Vanguard Target Retirement 2035 Investment Fund	59,652
	Vanguard Group	Vanguard Target Retirement 2040 Investment Fund	45,042
*	Morley Capital Management	Principal Stable Value Z Fund	40,458
	Vanguard Group	Vanguard Target Retirement 2045 Investment Fund	37,304
	Vanguard Group	Vanguard Target Retirement 2050 Investment Fund	27,160
	Vanguard Group	Vanguard Target Retirement 2055 Investment Fund	19,892
	Vanguard Group	Vanguard Target Retirement 2025 Investment Fund	19,423
	JP Morgan Asset Management	JP Morgan US Equity Fund	18,563
	Fidelity Management & Research	Fidelity Extended Market Index Fund	11,675
	Vanguard Group	Vanguard Target Retirement 2060 Investment Fund	9,858
	Vanguard Group	Vanguard Target Retirement Income Investment Fund	9,840
	Dodge & Cox	Dodge & Cox Income Fund	9,123
	Fidelity Management & Research	Fidelity International Index Fund	6,809
	Fidelity Management & Research	Fidelity US Bond Index Fund	5,792
	BlackRock Advisors, LC	BlackRock Advantage Small Cap Core Fund	5,643
	Vanguard Group	Vanguard Target Retirement 2020 Investment Fund	5,031
	Vanguard Group	Vanguard Target Retirement 2070 Investment Fund	4,964
	Vanguard Group	Vanguard Target Retirement 2065 Investment Fund	4,596
	EuroPacific	Growth Fund	3,847
	DWS	DWS RREEF Real Assets Fund	2,069
	US Dollar	US Dollar	15
			$1,545,996
*    Denotes party-in-interest
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED DRAINAGE SYSTEMS, INC. RETIREMENT AND STOCK OWNERSHIP PLAN

Date: September 16, 2024	By:	/s/ Kevin C. Talley
	Name:	Kevin C. Talley
	Title:	EVP, Chief Administrative Officer and KSOP Committee Member